VISTA HOLDING GROUP, CORP.

Runovsky per., 11/13 str. 2, kv. 36, Moscow, Russia 115184

April 4, 2013

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:      Vista Holding Group Corp.

Amendment #2 to Registration Statement on Form S-1

File No. 333-184795

Filed February 25, 2013

Dear Mr. Kim:

Further to your letter dated March 22, 2013, concerning the deficiencies in our Amendment #2 to Registration Statement on Form S-1 filed on February 25, 2013, we provide the following responses:

Business

Government Regulation, page 23

1. Your revisions to your amendment in response to prior comment 5 disclose your belief that you do not need any approvals, permits, registration licenses, accreditation or the like to operate a U.S. corporation directly in the Russian Federation. Please disclose the basis for this belief since you did not receive an opinion from Russian counsel. Please also consider a risk factor that clarifies the risk to investors if you are not in compliance with Russian Federation laws to legally operate a U.S. corporation in Russia.

Response:  In response to this comment we have received an opinion from Russian counsel which we filed as an Exhibit to our Amendment #3 to Registration Statement on Form S-1. We have also revised our disclosure to state that we will conduct our operations through a branch and that under Russian law foreign company can do business in Russia through a branch and has the legal right to conduct business (commercial) activity. We stated also that a branch of a foreign company is not a separate legal entity but it is a subsidiary of a foreign company, which performs all or part of its functions. We disclosed that branches must be accredited by the State Registration Chamber of the Ministry of Justice of the Russian Federation for a period of one to five years.

2. Further, it is unclear whether you believe the Russian regulatory environment and currency restrictions, if any, do not apply to you because you believe you do not “plan to have any operation in Russia or hire Russian employees.” We note your sole officer is a Russian national located in Moscow and your plan of operation on pages 16 and 17 refers to opening an office and purchasing equipment in Russia, seeking clients in Russia, and engaging consultants that work in Russia. It appears that substantially all of your business activities will be in Russia and it is unclear how you will manage the financial aspect of your operations without generating and spending funds in Russia and maintaining Russian bank account(s). Please expand your disclosure and resolve apparent discrepancies.

Response:  In response to this comment we have deleted statement that we plan to operate as a US company and receive our revenue to our US bank account and that we do not plan to have any operation in Russia or hire Russian employees. We have also revised our prospectus to add the following disclosure:

Because we will conduct our operations through a branch, we have to open a bank account in Russia. Foreign organizations authorized to open accounts in Russian banks in rubles and foreign currency. The number of accounts that a single foreign entity can have in various Russian banks, Russian law does not limit. Foreign companies wishing to open an account in a Russian bank, must pre-register with the tax authorities and receive "Certificate of Registration of a foreign organization with the tax authorities" (foreign company code). Foreign companies are entitled without restriction to transfer foreign currency and the currency of the Russian Federation on their accounts outside the Russian Federation.

Please direct any further comments or questions you may have to the company at vistagroupcorp@gmail.com and to the company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel: (516) 887-8200

Fax: (516) 887-8250

Thank you.

Sincerely,

/S/ Tatiana Mironenko

Tatiana Mironenko, President

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